North Shore Adventures LLC



LETTER ⌄

Dear investors,

We had an epic year overall, all of our business decisions, new offerings, the weather, and the economy came together in a perfect synergy that helped support us and broke new records! We broke our record of kayakers on the water in one day (175 people) and our number of brave bad-ass kayakers kayaking in a Nor-easter (45). We are excited to offer some new things this year including E-bike tours, as well as a novel augmented reality outdoor "escape type" role-playing games.

We need your help!

As always the best way to support us is come visit us! We are always stoked to meet our investors in person and show you the trip of a lifetime! We work with a decent amount of corporate groups and would like to continue expanding and working with large groups for retreats, corporate team building, and other similar activities!

Sincerely,

Clayton Kern

Owner and Lead Adventurer

Jennifer Kern

Mrs.

How did we do this year?

REPORT CARD

A-

☺ The Good

Weather was phenomenal, and lots of tourists

We had a great team of staff

We exceeded our revenue expectations

☹ The Bad

We did not get the opportunity to purchase the property we were hoping for

We are still waiting to purchase our current property due to title issues

We had offered some new tours and did not get as much participation as we had hoped.

2024 At a Glance

January 1 to December 31

 



$172,232 **+21%**
Revenue

$15,835 **+241%**
Net Profit

$63,029
Short Term Debt

$58,800
Raised in 2024

$61,313
Cash on Hand
As of 03/12/25

INCOME BALANCE NARRATIVE



● Revenues ● Profit

$172,232

$141,824

$15,835

$4,648

2023   2024

Net Margin: 9%   Gross Margin: 81%   Return on Assets: 8%   Earnings per Share: $0.00

Revenue per Employee: $172,232   Cash to Assets: 43%   Revenue to Receivables: ~   Debt Ratio: 34%

📄 North_Shore_Adventures_Financial_Report.pdf   📄 report2024.pdf

We  Our 58 Investors

Thank You For Believing In Us

Clayton Kern	Erick Vivas	Sheryl Gembe	Benny Ledford	George J Hanlan	Daniel Epstein
Brittany Conners	Ryan Segal	Jacob MACK	Pyay San	Debbie Pryse	Jonathan Hendrickson
Zara Otamias	Chance Tolbert	Samantha G Horn	Elizabeth MacDougal	John Swain	Lexy Bader
Peter Sakura	Jessica Cronin	Kelly Myles	Deb Pacheco	Marietta Kamin	Peter Willcox
Kathy Eckles	Jake Harr	Fran Simard	Karen Perry	Iain MAGOWN	Saira Austin
Shane C Lohss	Gitama Anne...	Zoe Lang	Lowell Kitchen	James B Beauvais	Andrew M. Klein
Elizabeth Neumeier	Mary Carbone	Life Centered Therapy	John Berrigan	Stephen Dailey	Matthew Jardin
Nancy Plumer	Elaine Chaney	James A. Deveau	Jonathan Golding	Linda Jane Coleman	Lester Stockman
Peggy (Margaret) M...	Melissa Strickland	Tina Hoskins	Jireh Ishaazi	Harold Schuster	Alexander Czako

Thank You!

From the North Shore Adventures LLC Team



Clayton Kern 💼

Owner and Lead Adventurer

Leaving the comfortable and crazy world of a school teacher, and fisheries scientist for the world of small business owner and adventure entrepreneur.



Jennifer Kern

LLC Partner and Trusted Business Advisor

Details

The Board of Directors

Director	Occupation	Joined
Clayton Kern	Owner @ North Shore	2022

| Jennifer Kern | Global Project Manager @ Qiagen | 2022 |

Officers

Officer	Title	Joined
Clayton Kern	President	2022
Jennifer Kern	Vice President	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Clayton Kern	Membership Interests	50.0%
Jennifer Kern	Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2024	$58,800		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

As with any tourism based industry we have exposure to many exterior forces beyond our control. The economy, weather, pandemics, among other unforeseen events.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although we carry liability insurance, require waivers, and do everything within our power to keep our customers safe there is always a chance of unforeseen lawsuits that could be financially draining and affect our revenue. This could also expose us to negative PR that could impact our revenue.

Past revenue growth, is no proof of future revenue expansion. There are always forces out of our control which we, as any other retailer are prone too.

Any real estate investments we make come with their own risk of potential unknown repairs, requirements, expenses, and issues.

Just because we are currently the only Kayak, and SUP, tour, and rental company on Cape Ann does not mean we will remain so. There is always a chance of new businesses and new competition.

Jennifer Kern is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Climate change and sea level rise scientific estimates are just that. No one can see with 100% clarity into the future. If sea level rise continues at a higher than predicted rate this could challenge our long term business revenue expectations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company,

example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

North Shore Adventures LLC

Massachusetts Limited Liability Company
Organized February 2022
1 employees
28 Green St
Gloucester MA 01930 https://www.northshoreadventure.com

Business Description

Refer to the North Shore Adventures LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

North Shore Adventures LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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